FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and its Listed Subsidiaries Announce Resignation of Independent Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 3, 2006, in Kyoto, Japan

Nidec and its Listed Subsidiaries Announce

Resignation of Independent Auditor

Nidec Corporation and its five listed subsidiary companies (collectively the "Group")* announced today the resignation of their independent auditor.

*The Group:	Nidec Corporation (NYSE: NJ, TSE: 6594)
Nidec Sankyo Corporation (TSE: 7757)
Nidec Copal Corporation (TSE: 7756)
Nidec Tosok Corporation (TSE: 7728)
Nidec Copal Electronics Corporation (TSE: 6883)
Nidec-Read Corporation (OSE: 6833)

1. Reason for the Resignation of Independent Auditor

On May 10, 2006, the Group's independent auditor, ChuoAoyama PricewaterhouseCoopers, was ordered to suspend domestic operations for two months from July 1, 2006 through August 31, 2006 by Financial Services Agency of Japan. In accordance with the administrative order, the auditing firm resigned as independent auditor for the Group as of July 1, 2006.

2. Independent Auditor to Resign

  Name: ChuoAoyama PricewaterhouseCoopers

  Address: 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

3. Date of Resignation: July 1, 2006

4. Appointment of Temporary Auditor

For the period of suspension of the firm's auditing business in Japan, the Group's Boards of Corporate Auditors consider appointing a temporary auditor pursuant to the provisions set forth in Article 346, paragraphs 4 and 6 of the Corporation Law of Japan. The appointment of the temporary auditor will be announced upon resolution by the Group's Boards of Corporate Auditors.

- ### -

3